Exhibit 99.1 Press release

WiLAN to Present at the Cormark Technology Conference

OTTAWA, Canada – September 3, 2015 – WiLAN (TSX:WIN) (NASD:WILN) today announced the Company will present at the Cormark Technology Conference being held at the Omni King Edward Hotel in Toronto, ON. The presentation will take place on Thursday, September 10, 2015 at 3:00pm Eastern Time. Presenting from management will be Shaun McEwan, Chief Financial Officer.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact: Ana Raman Director, Investor Relations O: 613.688.4333 C: 613.668.8874 E: araman@wilan.com

www.wilan.com                              © copyright Wi-LAN 20151